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                                                               Exhibit 99.(a)(4)


                                   SCHEDULE TO

         Equity Resource Lexington Fund LP, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively the "Purchaser") is offering (the "Offer") to purchase 2,362 units ("Units") of limited partnership interests in Urban Improvement Fund Limited 1973 (the "Subject Company") for a purchase price of $200 per Unit in cash. The Offer and withdrawal rights will expire on June 29, 2001 (the "Expiration Date").

         The Purchaser has requested a list of the holders of limited partnership interests of the Subject Company. Offer materials will be mailed to record holders, beneficial holders, brokers, banks and similar persons whose name appears on the list of limited partners of the Subject Company ("Limited Partners"). You may obtain a copy of the tender offer materials with respect to the Offer by calling Equity Resources Group, Inc., the manager of the Offer, at
(617) 876-4800. The Purchaser does not currently intend to establish control of the Subject Company. The general partner of the Subject Company has not approved or disapproved of the Offer.

         If more than 2,362 Units are validly tendered and not withdrawn, Purchaser will accept up to 2,362 Units, on a pro rata basis. If Purchaser decides to extend the Offer, Purchaser will promptly send each Limited Partner notification of that fact. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by Purchaser. A cash payment for Units will be made within 10 business days following the expiration date of the Offer, as long the Purchaser has received a properly completed and duly executed Agreement of Sale and assurances from the general partner of the Subject Company that the address applicable to the holder of those Units will be changed to Purchaser's address. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time up to the date that the Offer, as extended, expires. For a withdrawal to be effective, a signed, written or facsimile transmission notice of withdrawal must be timely received by Purchaser.

         The information required by Exchange Act Rule 14d-6(d)(1) is contained in the Offer to Purchase with respect to the Offer and is incorporated by reference into this summary advertisement. The complete terms and conditions of this Offer are set forth in the Offer to Purchase and related agreement of sale, which are being filed today with the Securities and Exchange Commission and mailed to Limited Partners.